UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 333-226308

Zeta Network Group

(Translation of registrant’s name into English)

14 Wall Street, 20th Floor

New York, NY 10005

Tel: +1 (929) 317-2699

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Announcement of Notice Convening Extraordinary General Meeting on September 10, 2026

On August 25, 2026, Zeta Network Group (the “Company”) sent a Notice of Extraordinary General Meeting (the “Meeting”) (the “Notice”) to be held on September 10, 2026, at 10:00 am local time (10:00 pm Eastern time on September 9, 2026) at #3A, 3rd Floor, Huihuang Times Building, Haidian District, Beijing, China for the purposes of considering and, if thought fit, passing the following shareholders’ resolutions:

Resolution 1:

RESOLVED AS AN ORDINARY RESOLUTION, that:

1)	the share consolidation (the “Share Consolidation”) at the ratio of eight (8)-for-one (1), whereby every eight (8) class A ordinary shares with a nominal or par value of US$0.0025 each be consolidated into one (1) class A ordinary share with a nominal or par value of US$0.02 and every eight (8) class B ordinary shares with a nominal or par value of US$0.0025 each be consolidated into one (1) class B ordinary share with a nominal or par value of US$0.02, with effect from 27 July 2026 (the “Effective Date”), together with the rounding up of any fractional shares resulting from the Share Consolidation to the next whole number of consolidated shares of such class, as previously adopted by unanimous written resolution of the board of directors of the Company (the “Board”) passed on 1 July 2026 as authorized by an ordinary resolution passed at the extraordinary general meeting held on 8 May 2026, be and are hereby authorised, approved, confirmed and ratified in all respects; and

2)

as a consequence of the Share Consolidation, the Company’s authorised share capital be changed:

From: US$32,000,000 divided into 11,200,000,000 class A ordinary shares with a nominal or par value of US$0.0025 each and 1,600,000,000 class B ordinary shares with a nominal or par value of US$0.0025 each,

To: US$32,000,000 divided into 1,400,000,000 class A ordinary shares with a nominal or par value of US$0.02 each and 200,000,000 class B ordinary shares with a nominal or par value of US$0.02 each.

Resolution 2:

RESOLVED AS A SPECIAL RESOLUTION, that:

1)	the adoption of the tenth amended and restated memorandum and articles of association of the Company (the “Tenth Amended M&A”), annexed hereto as Exhibit 99.2, in substitution for, and to the exclusion of, the ninth amended and restated memorandum and articles of association of the Company with effect from the Effective Date, which was previously approved by a unanimous written resolution of the Board passed on 1 July 2026 as authorized by a special resolution passed at the previous extraordinary general meeting held on 8 May 2026, be and is hereby authorised, approved, confirmed and ratified in all respects; and

2)	the Board be and is hereby authorised to do all such acts and things as the Board may consider necessary or desirable in connection with the foregoing resolutions, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”), and addressing any comments raised by the Cayman Registrar in connection with the filing of these resolutions, provided that any such acts and things shall be consistent with the intent of the foregoing resolutions.

Resolution 3:

RESOLVED AS A SPECIAL RESOLUTION, that, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”), to approve that:

1)	the par value of each issued class A ordinary share with a nominal or par value of US$0.02 and each issued class B ordinary share with a nominal or par value of US$0.02 in the share capital of the Company be reduced to US$0.0001 by cancelling US$0.0199 of the paid-up capital on each issued class A ordinary share with a nominal or par value of US$0.02 and each issued class B ordinary share with a nominal or par value of US$0.02 (the “Share Capital Reduction”);

2)	following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be US$0.0001; and

3)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the Board may deem fit and as permitted under the Companies Act, the memorandum and articles of association of the Company in effect at the date of these resolutions (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time.

4)	immediately following the Share Capital Reduction:

a.	each authorised but unissued class A ordinary share with a nominal or par value of US$0.02 be subdivided into 200 class A ordinary shares with a nominal or par value of US$0.0001 each; and

b.	each authorised but unissued class B ordinary share with a nominal or par value of US$0.02 be subdivided into 200 class B ordinary shares with a nominal or par value of US$0.0001 each.

(the “Share Sub-Division”)

5)	immediately following the Share Sub-Division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares with a nominal or par value of US$0.0001 each and authorised but unissued class B ordinary shares with a nominal or par value of US$0.0001 each as will result in the Company having authorised share capital of US$160,000 divided into 1,400,000,000 class A ordinary shares with a nominal or par value of US$0.0001 each and 200,000,000 class B ordinary shares with a nominal or par value of US$0.0001 each (the “Cancellation”); and

6)	immediately following the Share Capital Reduction, the Share Sub-Division and the Cancellation, the authorised share capital of the Company shall be changed,

FROM	US$32,000,000 divided into 1,400,000,000 class A ordinary shares with a nominal or par value of US$0.02 each and 200,000,000 class B ordinary shares with a nominal or par value of US$0.02 each.

TO	US$160,000 divided into 1,400,000,000 class A ordinary shares with a nominal or par value of US$0.0001 each and 200,000,000 class B ordinary shares with a nominal or par value of US$0.0001 each.

Resolution 4:

RESOLVED AS AN ORDINARY RESOLUTION, that immediately following the Share Capital Reduction and Reorganization becoming effective, the authorised share capital of the Company be increased:

FROM:	US$160,000 divided into 1,400,000,000 class A ordinary shares with a nominal or par value of US$0.0001 each and 200,000,000 class B ordinary shares with a nominal or par value of US$0.0001 each;

TO:	US$32,000,000 divided into 280,000,000,000 class A ordinary shares with a nominal or par value of US$0.0001 each and 40,000,000,000 class B ordinary shares with a nominal or par value of US$0.0001 each, by the creation of (i) 278,600,000,000 class A ordinary shares with a nominal or par value of US$0.0001 each, and (ii) 39,800,000,000 class B ordinary shares with a nominal or par value of US$0.0001 each (the “Share Capital Increase”)

Resolution 5:

RESOLVED AS A SPECIAL RESOLUTION:

1)	to amend and restate the Tenth Amended M&A by their deletion in their entirety and the substitution in their place with the eleventh amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Exhibit 99.3 (the “Eleventh Amended M&A”), to reflect the Share Capital Reduction and Reorganization and the Share Capital Increase, and effective upon the Share Capital Reduction and Reorganization and the Share Capital Increase; and

2)	to authorise the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Eleventh Amended M&A and authorise the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

Resolution 6:

RESOLVED AS AN ORDINARY RESOLUTION, that, subject to and conditional upon (A) the Share Consolidation, the Share Capital Reduction and Reorganization and the Share Capital Increase having each been approved and become effective, and (B) the Nasdaq Notification Condition (as defined below) having been satisfied in respect of the Second Share Consolidation (as defined below), and with effect from the opening of trading on the Market Effective Date (as defined below) of the Second Share Consolidation:

1)	a share consolidation at the ratio of eight (8)-for-one (1), whereby every eight (8) class A ordinary shares with a nominal or par value of US$0.0001 each be consolidated into one (1) class A ordinary share with a nominal or par value of US$0.0008 and every eight (8) class B ordinary shares with a nominal or par value of US$0.0001 each be consolidated into one (1) class B ordinary share with a nominal or par value of US$0.0008, together with the rounding up of any fractional shares resulting from the Second Share Consolidation to the next whole number of consolidated shares of such class, be and is hereby authorised, approved, and confirmed (the “Second Share Consolidation”);

2)	as a consequence of the Second Share Consolidation, the Company’s authorised share capital be changed:

FROM	US$32,000,000 divided into 280,000,000,000 class A ordinary shares with a nominal or par value of US$0.0001 each and 40,000,000,000 class B ordinary shares with a nominal or par value of US$0.0001 each,

TO	US$32,000,000 divided into 35,000,000,000 class A ordinary shares with a nominal or par value of US$0.0008 each and 5,000,000,000 class B ordinary shares with a nominal or par value of US$0.0008 each;

3)	if the Nasdaq Notification Condition is not satisfied on or before the first anniversary of the Meeting, this resolution shall lapse and the Second Share Consolidation shall not thereafter take effect.

Resolution 7:

RESOLVED AS A SPECIAL RESOLUTION:

1)	to amend and restate the Eleventh Amended M&A by their deletion in their entirety and the substitution in their place with the twelfth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Exhibit 99.4 (the “Twelfth Amended M&A”), to reflect the Second Share Consolidation, and effective upon the Second Share Consolidation becoming effective; and

2)	to authorise the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Twelfth Amended M&A and authorise the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

The directors of the Company have unanimously recommended that such resolutions be approved and adopted by the shareholders of the Company.

Nasdaq Listing Rule 5250(e)(7) requires the Company to notify Nasdaq of a share consolidation by submitting a Company Event Notification Form at least five (5) business days before the proposed market effective date, and to announce the share consolidation publicly at least two (2) business days before that date. In the resolutions above and in the Notice, in relation to any share consolidation, “Nasdaq Notification Condition” means that (i) the Company has submitted the Company Event Notification Form to Nasdaq, (ii) Nasdaq has confirmed the market effective date and has not objected to the share consolidation, and (iii) the Company has made the public announcement required by Nasdaq Listing Rule 5250(e)(7); and “Market Effective Date” means the date confirmed by Nasdaq as the market effective date of that share consolidation.

A copy of the Notice is attached hereto as Exhibit 99.1 and a copy of the Tenth Amended M&A, Eleventh Amended M&A and Twelfth Amended M&A are attached hereto as Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, and such exhibits are incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-292327) and Registration Statement on Form S-8 (File No. 333-289850).

Exhibits

Exhibit Number	Exhibit Description
99.1	Notice of Extraordinary General Meeting of the Company and Proxy Card.
99.2	Form of Tenth Amended and Restated Memorandum and Articles of Association.
99.3	Form of Eleventh Amended and Restated Memorandum and Articles of Association.
99.4	Form of Twelfth Amended and Restated Memorandum and Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorised.

Zeta Network Group
(Registrant)

By:	/s/ Xiao Wen “Samantha” Huang
Name:	Xiao Wen “Samantha” Huang
Title:	Chief Executive Officer and Director

Date: August 25, 2026